Item 77I  Treasury Portfolio (a series of Investors
Cash Trust)

Capital Shares for Treasury Portfolio commenced operations on February 1, 2016. Capital Shares are primarily offered to institutional investors, without a front-end sales load, and a minimum initial investment of $10,000,000 with no minimum additional investment.